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                       May 16, 2022

       Jonathan W. Witter
       Chief Executive Officer
       SLM Corporation
       300 Continental Drive
       Newark, DE 19713

                                                        Re: SLM Corporation
                                                            Form 10-K for the
fiscal period ending December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-13251

       Dear Mr. Witter:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Finance